Exhibit 4.28

LOGISTICS SERVICES AGREEMENT

BY AND BETWEEN

THERATECHNOLOGIES, INC.

(“SUPPLIER”)

AND

McKESSON SPECIALTY CARE DISTRIBUTION LLC

(“PROVIDER”)

LOGISTICS SERVICES AGREEMENT

THIS LOGISTICS SERVICES AGREEMENT (the “Agreement”) is by and between McKesson Specialty Care Distribution LLC, a Delaware limited liability company with offices at 6535 State Highway 161 Irving, TX 75039 (“Provider”) and Theratechnologies Inc., a corporation governed by the laws of Quebec, with offices at 2015 Peel Street, Suite 1100, Montreal, Quebec, H3A IT8, Canada (“Supplier”) is dated and effective as of the date of last signature below (the “Effective Date”). Provider and Supplier are sometimes hereinafter referred to collectively as “Parties” and individually as a “Party”.

WHEREAS Supplier desires to enter into a relationship with Provider for the provision of a comprehensive array of logistical services, account management and related services for and on behalf of Supplier (the “Services”); and

WHEREAS Provider wishes to perform the Services on the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I: INTERPRETATION AND DEFINITIONS

1.0	Definitions. The terms listed in this Section 1.0 shall, for the purpose of interpreting and construing this Agreement, have the meanings indicated herein.

1.0.1	“ADR” has the meaning assigned to such term in Section 5.3.

1.0.2	“Adverse Event” means any untoward medical occurrence associated with the use of a pharmaceutical product in humans, whether or not considered drug related.

1.0.3

“Affiliate” means a person or entity that directly or indirectly controls, is controlled by, or is under common control with another person or entity, whether directly or through one or more intermediaries. For purposes hereof “control” shall be deemed to exist when one person or entity: (i) owns fifty percent (50%) or more of the equity of another person or entity; (ii) has the right to receive fifty percent (50%) or more of the dividends or other distributions of profits of another person or entity; or (iii) has the right to elect or select fifty percent (50%) or more of the board of directors, board of managers or other managerial personnel of another person or business entity. “Controlled” and “controls” shall be construed accordingly.

1.0.4	“Agreement” means this Logistics Services Agreement and any annex, exhibit, attachment or schedule hereto, and any amendments to any of the same.

1.0.5

“Applicable Laws” means all municipal, local, tribal, state, and federal laws, rules, statutes, codes, orders, decrees, permits, consents, approvals, agreements or regulations applicable to the performance by the Parties of their respective obligations under this Agreement, including but not limited to and to the extent applicable to a Party, compliance with the Federal Food, Drug, and Cosmetic Act and the Prescription Drug Marketing Act, as well as their implementing regulations.

1.0.6

“Applicable Permits” shall mean all permits, authorizations, licenses, certificates, approvals or similar requirements of or from any Government Authority or any other organization having the power to regulate or decide on any matter arising out of or in connection with this Agreement or otherwise having jurisdiction over such matters relating to the activities under this Agreement.

1.0.7	“Change Order” has the meaning assigned to such term in Section 3.13.

1.0.8

“Chargeback” a sum is measured by the difference between a Supplier’s price to a wholesaler for a particular Product and the Supplier’s price for such Product to a particular Customer where the Customer’s price is lower than the WAC. For the avoidance of doubt, a Chargeback may originate from government pricing, 340B pricing or ADAP pricing.

1.0.9

“Claim” means any claims, demands, litigation, actions, suits, administrative proceedings, causes of action, liabilities, judgments, settlements, costs, losses or expenses including attorney’s and expert’s fees and costs of litigation, and any attorneys’ fees, penalties, damages or Claim paid to any third party.

1.0.10

“Confidential Information” means and includes all patents, know-how, designs, plans, including product development and marketing plans, cost information, advertising programs, data, software, names and information relating to Suppliers, manufacturers, suppliers, and shippers and all other information designated in writing as confidential, relating to the Products, as well as financial information, plans, strategies, know-how, operations, summaries, notes, analyses and/or studies thereof or relating thereto, and all pricing of Services and projects, and any other information relating to the business of Supplier or Provider that may be divulged in the course of Supplier and Provider’s performance of this Agreement, whether written or recorded in electronic or other format and on whatever media.

1.0.11	“Customer(s)” means any wholesaler, distributor, or specialty pharmacy. Customer shall also include any of Provider’s Affiliates with which Supplier is directly contracted.

1.0.12	“Distribution Center” means the location or locations from which Provider receives, stores and/or ships Products as more particularly set forth in Exhibit H.

1.0.13	“DSCSA” means the Drug Supply Chain Security Act (21 U.S.C. §§ 360eee et seq.) as amended.

1.0.14	“Effective Date” is as set forth in the Preamble hereto.

1.0.15	“Escalation Quotient” [REDACTED: COMPUTATION METHOD FOR PRICE ADJUSTMENT].

1.0.16	“FDA” means the Food and Drug Administration of the United States or any successor agency thereto.

1.0.17

“Government Authority” shall mean any court or tribunal of competent jurisdiction, any local, regional, or national agency or any government authority, department, legislature, agency, council, department, or official or public or statutory person (whether autonomous or not) of any state organization that has the power to regulate or decide on any matter arising out of or in connection with this Agreement or which otherwise has jurisdiction over such matters.

1.0.18

“Insolvency” means that a Party (i) makes an assignment for the benefit of creditors, or petitions or applies for or arranges for the appointment of a trustee, liquidator or receiver, or commences any proceeding relating to itself under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law of the country under which the insolvent Party is organized or a country in which the insolvent Party conducts business, now or hereafter in effect (collectively “Bankruptcy Laws”), or shall be adjudicated bankrupt or insolvent in such a country; or (ii) gives its approval of, consent to, or acquiesces in, any of the following for a period of sixty (60) days: (A) the filing of a petition or application for the appointment of a trustee, liquidator or receiver against that Party; (B) the commencement of any proceeding under any bankruptcy laws or laws of similar character against that Party; (C) or the entry of an order appointing any trustee, liquidator or receiver; or (iii) is late in making two (2) or more properly due, undisputed consecutive payments hereunder.

1.0.19	“Morgue Products” are Products located in any Distribution Center that: (i) are expired; (ii) are unsalable; or (iii) are not in compliance with Applicable Laws as determined by Provider.

1.0.20	“Party” shall mean either Supplier or Provider, depending on the context in which it is used, and “Parties” shall mean both Supplier and Provider.

1.0.21	“PDMA” means the Prescription Drug Marketing Act of 1987 (as amended by the Prescription Drug Amendments of 1992 (“PDMA”).

1.0.22	“Person” means any individual, corporation, partnership, limited liability company,

association, business, joint venture, trust, unincorporated organization, Government Authority or other entity.

1.0.23	“Products” are set forth in Exhibit A.

1.0.24	“Provider” means McKesson Specialty Care Distribution LLC and its successors and permitted assigns.

1.0.25	“Provider QA/QC Representative” has the meaning assigned to such term in Section 2.0.4.1.

1.0.26	“Provider Representative” has the meaning assigned to such term in Section 2.0.4.

1.0.27

“Prudent Industry Practices” shall mean the practices, methods, specifications, and standards of care, skill, safety and diligence, as the same may change from time to time but applied in light of the facts known at the time, as are applied or utilized under comparable circumstances by experienced and prudent professionals in respect of the pharmaceutical distribution industry in the United States of America. “Prudent Industry Practices” do not necessarily mean the best practice, method, or standard of care, skill, safety and diligence in all cases, but is instead intended to encompass a range of acceptable practices, methods, and standards.

1.0.28

“Qualified Customer” is a Customer who: (i) meets Providers customer eligibility standards; and (ii) has no history of non-payment or late payments with Provider. The Parties agree that all of Supplier’s existing Customers as of the Effective Date are Qualified Customers so long as such Qualified Customers remain in good credit standing and are compliant with all Applicable Laws.

1.0.29

“Reference Rate” means the thirty (30) day SOFR rate. “SOFR” shall mean the Secured Overnight Financing Rate (rounded upwards to necessary, to the nearest 1/16th of 1%) as published by the New York Federal Reserve Bank (https://apps.newyorkfed.org/markets/autorates/sofr), or if such publication is not available, any successor or similar service for deposits in U.S. Dollars having a thirty (30) day term.

1.0.30	“Returned Goods Policy” is as set forth in Exhibit D and Exhibit D-1.

1.0.31	“Services” has the meaning set forth in the Preamble and as more particularly set forth in Article III hereof.

1.0.32	“Subcontractor” means a Person engaged by Provider for the performance of a portion of the Services.

1.0.33	“Supplier” means Theratechnologies Inc. and its successors and permitted assigns.

1.0.34	“Supplier’s Representative” has the meaning assigned to such term in Section 2.0.5.

1.0.35	“TAA” means the United States Trade Agreements Act (19 U.S. C. 2501, et seq.), as amended.

1.0.36

“Taxes” means all levies, fees, charges, duties, tariffs, and taxes, including sales taxes, value added taxes, use taxes, excise taxes and stamp taxes, imposed by a Government Authority other than income or franchise taxes imposed on or measured by the net income, net profits or capital of Provider.

1.0.37	“Term” has the meaning assigned to such term in Section 9.0.

1.0.38	“Territory” means the United States of America and its territories.

1.0.39	“WAC” means the current wholesale acquisition cost for any of the Products without regard to prompt payment or other discounts, rebates, or Chargebacks.

1.0.40	“Year” has the meaning assigned to such term in Section 9.0.

1.1	Interpretation. For the purposes of interpreting and construing this Agreement, unless the context indicates otherwise:

1.1.1	words denoting gender within this Agreement shall be construed to include any other gender;

1.1.2	the word “including” means including without limitation;

1.1.3	references to Articles, sections and Exhibits are, unless the context otherwise requires, references to Articles, sections of and Exhibits to this Agreement;

1.1.4	Articles, sections, and Exhibits headings are for ease of reference only;

1.1.5

any reference to a statute, regulation or other legal instrument having the force of law shall be construed as a reference to such statute, regulation or other legal instrument having the force of law as the same may have been, or may from time to time be, amended or re-enacted;

1.1.6	words in the singular case shall be construed to include the plural;

1.1.7	unless expressly stated otherwise, when a time limit is stated in days, it shall mean calendar days (including weekends and public holidays);

1.1.8	the calculation of all dates and periods shall be calculated in accordance with the Gregorian calendar; and

1.1.9	provisions including the word “agree”, “agreed” or “agreement” require the agreement to be recorded in writing and signed by the agreeing parties.

ARTICLE II: SCOPE OF SERVICES

2.0

Engagement of Provider. Supplier engages Provider to perform the Services during the Term. Provider accepts this engagement and agrees to perform the Services during the Term in conformity with the requirements of this Agreement.

2.0.1

Standard of Performance. Provider shall perform the Services (including, without limitation, all storage, handling, shipping and delivery) in accordance with Prudent Industry Practices and in conformity with all Applicable Laws.

2.0.2

Independent Contractor. Provider is an independent contractor of Supplier that has been engaged for the purpose of the performance of the Services set forth herein. No other relationship is intended to be created between the Parties. Nothing herein shall be interpreted as creating any partnership between the Parties, and neither shall have the right to act on behalf of the other except as expressly provided in this Agreement.

2.0.3

Subcontractors. Some of the Services to be provided hereunder by Provider may be performed by Subcontractors engaged by Provider including: (a) freight forwarding or shipping companies to ship Products (“Shipping Companies”); and (b) contractors who provide human resources for logistics services including picking, packing, shipping and returns processing (“Logistics Contractors”). Supplier understands and agrees that such Subcontractors are independent contractors with exclusive control over their respective employees, and are not agents, employees, or authorized representatives of Provider. All Subcontractors shall have such licenses and permits as are required by Applicable Laws for the lawful provision of the sub-contracted Services and shall perform the Services pursuant to the requirements set forth in this Agreement. At all times during the Term, Provider shall be responsible for payments to Subcontractors, including without limitation, freight charges and any other charges or compensation as required by Applicable Laws. Provider agrees that it is not relieved of any of its obligations hereunder by the engagement of a Subcontractor, but Supplier acknowledges that Provider is not responsible for any failure to perform on the part of any Shipping Companies.

2.0.4

Representative of Provider. Promptly after execution of this Agreement, Provider shall appoint an individual (the “Provider Representative”), who shall be authorized to act for and on behalf of Provider concerning the day-to-day administration of this Agreement. Provider shall notify Supplier in writing upon the appointment of the Provider’s Representative, and of his/her successor(s), if changed.

2.0.4.1

QA/QC Representative of Provider. Promptly after execution of this Agreement, Provider shall also appoint an individual (the “Provider QA/QC Representative”), who shall be authorized to act for and on behalf of Provider concerning the administration of the quality assurance/quality control system to be established by Provider pursuant to Section 3.10 hereof. The Provider QA/QC Representative shall be responsible for and shall be the sole point of contact with respect to quality assurance/quality control matters hereunder. Provider shall notify Supplier in writing upon the appointment of the Provider’s QA/QC Representative, and of his/her successor(s), if changed.

2.0.5

Representative of Supplier. Promptly after execution of this Agreement, Supplier shall appoint an individual (the “Supplier’s Representative”) who shall be authorized to act for and on behalf of Supplier on all matters concerning the day-to-day administration of this Agreement. Supplier shall notify Provider in writing upon the appointment of the Supplier’s Representative, and of his/her successor(s), if changed.

ARTICLE III: THE SERVICES TO BE PERFORMED BY PROVIDER

3.0	The Services. Provider shall:

3.0.1	fulfill orders for and ship the Products to Qualified Customers identified by Supplier;

3.0.2	store the Products in Distribution Centers in accordance with Applicable Laws, Applicable Permits and Prudent Industry Practices;

3.0.3

provide or engage Subcontractors (in accordance with Section 2.0.3) for the performance of such activities as Provider deems advisable, including, where applicable, customs brokerage and clearances services, as are required for the performance of the Services;

3.0.4

promptly notify Supplier of matters coming to the attention of Provider concerning the Products while the Products are in the custody of Provider that may indicate a manufacturing/packaging defect, contamination, or tampering;

3.0.5

provide such customer services incident to the order and delivery of the Products which shall include, without limitation, necessary logistics, order entry, invoicing and collection, Chargeback/contract management and appropriate customer service and support, including administering the Supplier’s Returned Goods Policy set forth in Exhibit D-1 and the Chargeback Processing Protocol set forth in Exhibit F;

3.0.6	maintain a sufficient number of trained and suitably qualified personnel for performing the Services; and

3.0.7

furnish to Supplier such reasonable information and reports relative to sales and/or delivery(ies) of Products as the Parties agree to in writing (including as may be provided for in electronic mail) from time to time and as are permitted or provided for hereunder.

3.1	Government Approvals; Compliance.

3.1.1

Provider shall, at its expense, obtain and maintain in good standing any and all Applicable Permits that may be necessary to permit the performance of the Services, including the delivery of the Products by Provider to Qualified Customers within the

Territory. Provider disclaims any responsibility for any Applicable Permits required to be procured, obtained, or maintained by Supplier or any of its suppliers.

3.1.2

Provider will comply in all material respects with any and all Applicable Laws and Applicable Permits applicable to Provider in the performance of the Services, including, without limitation, those with respect to the marketing, sale, or distribution of the Products, including the Federal Food, Drug and Cosmetic Act and the PDMA.

3.2

Recall or Market Withdrawal. Supplier may elect to recall or withdraw any of the Products from the market for any reason, including as a result of: (i) a request, instruction, or other action of any Government Authority; or (ii) a determination for reasons associated with safety, quality or technical issues directly affecting the Products.

3.2.1

In the event of such a withdrawal or recall, Supplier shall promptly provide Provider as much advance written notice as reasonably possible of such recall or withdrawal (such notice to include the reasons for such recall or withdrawal). The Parties shall reasonably cooperate in effecting such recall or withdrawal.

3.2.2

Provider shall comply with Supplier’s reasonable instructions regarding the recall or withdrawal of Products from Provider’s stock, Customers, or the market, and shall retain records sufficient to effectuate such recall or withdrawal pursuant to Supplier’s recall or withdrawal policy, including, but not limited to, maintaining records that document the lot numbers of Products stored or delivered by Provider. For the avoidance of doubt, Supplier’s reasonable instructions may include, but is not limited to, instructions to cease shipments of Products immediately, placing Product in quarantine, promptly contacting Customers to seek the return of recalled or withdrawn Products, and recharacterizing recalled or withdrawn Products in Distribution Centers as Morgue Products.

3.2.3	Supplier shall reimburse Provider for [REDACTED: REIMBURSEMENT BY A PARTY IN EVENT OF RECALL].

3.3

Audits, Records and Inspection. Provider shall maintain a true and correct set of records in accordance with Applicable Laws and Applicable Permits documenting its performance under this Agreement. Except as may be otherwise required by a Government Authority pursuant to Applicable Laws, and upon not less than [REDACTED: TIME PERIOD] prior written notice, Supplier may perform an audit of the foregoing records at its sole expense during the Term and for [REDACTED: TIME PERIOD]. after the termination of this Agreement. Such audit shall be performed during regular business hours using the services of mutually acceptable third-party professional auditor or Supplier personnel. Provider shall not unreasonably withhold or condition its approval of any auditor acceptable to Supplier. No auditor shall be allowed to perform an audit without first executing a confidentiality agreement reasonably acceptable to the Provider and Supplier. Any such audit shall be completed within [REDACTED: TIME PERIOD] of the date that Provider provides the available documentation to the auditor. Any information obtained by the audit shall be kept confidential and shall not be disclosed to a third party unless disclosure is required by Applicable Laws. The audit shall be limited to no more than two (2) auditors for a period of no more than [REDACTED: TIME PERIOD]. Supplier may not conduct more than [REDACTED: QUANTITY OF AUDITS] and the scope of the audit shall be limited to records relating to the [REDACTED: TIME PERIOD] immediately preceding the date of the notice provided for herein. For the purposes of regulatory and quality assurance compliance audits and those related to the issuance of Form 483s, or similar reports issued and delivered by a Governmental Authority to Provider which pertain to Products or performance of Services, the Supplier shall also have access to material records relating to the [REDACTED: TIME PERIOD] immediately preceding the date of the notice provided for herein. Fixed fees, fixed costs, margins and overhead allocations shall not be subject to audit under any circumstances. Notwithstanding the foregoing, in the event of (a) the issuance of Form 483s or similar reports issued and delivered by a Governmental Authority to Provider which pertain to the Products or the performance of Services, or (b) if an audit report created pursuant to this section reflects a determination by the professional auditor that Provider has engaged in material and adverse misstatements in any of the reports or invoices provided to Supplier by Provider pursuant to this Agreement , Supplier may conduct [REDACTED: QUANTITY OF ADDITIONAL AUDITS] within the then current year to resolve any such misstatements or specific issues raised by the reports cited hereinabove. This additional audit may cover a scope of up to [REDACTED: TIME PERIOD].

3.4

Returns. Provider will handle all returns hereunder in accordance with the Returned Goods Policies set forth in Exhibit D and Exhibit D-1 annexed hereto. All returns from Provider to Supplier shall be handled in accordance with Provider’s Returned Goods Policy attached hereto as Exhibit D. All returns by Provider to Supplier will be reimbursed at [REDACTED: REIMBURSMENT RATE]. Provider will accept Product returns from Customers in accordance with Supplier’s Return Goods Policy, a copy of which is attached hereto as Exhibit D-1. The Supplier’s Return Goods Policy is subject to change on [REDACTED: TIME PERIOD] prior written notice from Supplier and the changed policy shall apply only to Product returned as of the effective date of the change. Notwithstanding anything in the Agreement to the contrary, Provider will have the right to return all Products in its inventory on the expiration or termination of this Agreement for reimbursement at the [REDACTED: REIMBURSMENT RATE]. Provider shall charge for the processing of each return in accordance with the provisions of Exhibit C hereto.

3.5

Chargebacks. Provider will handle all Chargebacks hereunder in accordance with the Chargeback Processing Protocol set forth in Exhibit F hereto. Provider shall charge for the activities under the Chargeback Processing Protocol in accordance with the provisions of Exhibit C hereto.

3.6

Storage. Provider shall maintain the Products at Distribution Center in accordance with Prudent Industry Practices, Applicable Laws and Applicable Permits, both in storage and in transit, including such refrigeration and/or climate controlled storage as may be: (i) dictated by Prudent Industry Practices, Applicable Laws and Applicable Permits; (ii) in accordance with the handling and storage requirements applicable to each Product as contained in the labeling and package insert for the Product approved by the FDA; and (iii) as may be otherwise agreed to in writing by the Parties. If Supplier has specific storage, handling and shipment requirements that vary from the foregoing, the Parties shall negotiate in good faith to incorporate such requirements into this Agreement, or where appropriate, enter into a separate written agreement prior to the implementation of such requirements. Any such alternative requirements shall be at the sole cost and expense of Supplier. Provider will monitor all Product in its inventory for expiration dates/damage, remove the same from inventory to be Morgue Products and notify the Supplier in writing of such removal and that Supplier has [REDACTED: TIME PERIOD] to instruct Provider as to the disposition of Morgue Products. The cost of removing Products to be Morgue Product and retaining them as Morgue Product shall be the responsibility of Supplier. Supplier will provide written instructions for the storage and/or disposition of any Morgue Products within [REDACTED: TIME PERIOD] from Provider’s written notice, failing which, the storage or disposition (at Provider’s election) of such Morgue Product may be undertaken by Provider in accordance with Applicable Laws, the cost of which will be the responsibility of Supplier.

3.7

Storage Volume Estimates. On or before the [REDACTED: TIME PERIOD] of each month during the Term, Supplier will deliver to Provider a non-binding forecast of the quantities of all Product that Supplier anticipates delivering to Provider during the next following calendar month and the next [REDACTED: TIME PERIOD] (each, a “Rolling Forecast”). Within ten (10) business days after receiving a Rolling Forecast, Provider will provide Supplier with written acknowledgement of its receipt of the Rolling Forecast. The Provider will maintain an effective DOH Inventory of not less than [REDACTED: TIME PERIOD]. “DOH Inventory” is measured as the average of the: (a) weekly measurements at the close of business on each Friday during the immediately preceding calendar week of On-Hand Inventory and On-Order Inventory, each as adjusted for Mitigating Factors. “Mitigating Factors” means: (a) in relation to a Product, which was: (i) delayed by or otherwise not timely or accurately delivered by Supplier in accordance with this Agreement, (ii) recalled, discontinued or on backorder or allocation by Supplier; (iii) damaged in transit to Provider; or (iv) subject to an order cancelled by Supplier; (b) duplicate, repeat or inaccurate orders placed by Customers; and (c) any Force Majeure event impacting Supplier or Provider; or (d) any other reason mutually agreed to in writing by Supplier and Provider. “On-Hand Inventory” shall mean inventory of Products which is in the possession of Provider as of the date of the applicable calculation as reported in the applicable 852 report, which is calculated using the following 852 report qualifiers. “On-Order Inventory” shall mean Product which has been ordered by Provider but not yet shipped or is in-transit to Provider as of the date of the applicable calculation as reported in the applicable 852 report.

3.8	NOT USED.

3.9	NOT USED.

3.10

Quality Assurance/Quality Control (QA/QC). Provider shall institute a quality assurance/quality control system to demonstrate compliance with the requirements of this Agreement and all Applicable Laws and Applicable Permits. The Parties may enter into a separate quality agreement which will provide for such quality assurance and quality control.

3.11

Adverse Event and Other Reports. If Provider receives any report of any Adverse Event or other safety-related event, or any quality complaints associated with the Products, Provider will use commercially reasonable efforts to provide Supplier any such report by email to [REDACTED: EMAIL] for Adverse Event and [REDACTED: EMAIL] for quality complaints, each within [REDACTED: TIME PERIOD] after receipt thereof. If Provider receives follow-up information with respect to any Adverse Event or Product quality complaint after initial reporting of an Adverse Event or Product quality complaint, Provider shall use commercially reasonable efforts to report such new information to Supplier within [REDACTED: TIME PERIOD] after receipt thereof. Adverse Event may also be reported by telephone to [REDACTED: TELEPHONE NUMBER] and by Fax to: [REDACTED: FAX NUMBER] .

3.12

Pharmacovigilance. All pharmacovigilance activities for the Products, including submission of reports to any Government Authority and verification of and follow-up for reports provided by Provider are the sole and exclusive responsibility of Supplier. Notwithstanding anything else contained herein, Supplier acknowledges that: (i) Provider does not have a centralized reporting function or formalized pharmacovigilance program; (ii) as a result Provider may not be able to notify Supplier of all Adverse Events and Product quality complaints; and (iii) nothing herein shall require Provider to implement any such centralized reporting function or pharmacovigilance program.

3.13

Change Orders. Supplier may request changes in the Services through the issuance of a Change Order (a “Change Order”). If Provider reasonably believes that the Supplier has requested or required services which are not otherwise provided for herein, Provider may propose a modified Change Order to Supplier. A Change Order signed by Supplier and Provider indicates an agreement to the changes in the Services and changes in the fees and charges payable hereunder reflected in such Change Order. Supplier and Provider shall use their good faith efforts to agree on the price and time adjustments for such changes prior to the issuance of such Change Order. If, however, the Parties cannot agree on the adjustment to be made, then Provider shall nevertheless proceed to execute the changed Services described in the Change Order and shall charge for such changed Services in accordance with Exhibit C and Supplier shall pay such charges in accordance herewith.

3.14

Regulatory Inspections. To the extent permitted by Applicable Laws and subject to the advice of its legal counsel, Provider shall promptly notify Supplier but in no event, more than [REDACTED: TIME PERIOD] after receipt of notice from any Government Authority of any investigation or inspection which may directly involve or affect any Product, unless such notification is prohibited by any such agency or as a matter of Applicable Laws. To the extent legally permissible and not otherwise subject to privilege, Provider shall reasonably endeavor to provide Supplier with copies of all associated written correspondence received from and provided to such Government Authority within [REDACTED: TIME PERIOD] of any request for the same from Supplier. During any such investigation or inspection and to the extent legally permissible, Provider shall keep Supplier informed of the steps taken by Provider to resolve any outstanding issues with any such Government Authority and the anticipated timetable of resolution of such issues as it applies to Product.

3.15

Quarterly Business Review. The Parties will conduct a Quarterly Business Review (“Quarterly Business Review” or “QBR”) meeting at least once during each calendar quarter for the purpose of reviewing the Parties’ respective performance under this Agreement. Commercially reasonable efforts will be made by each Party to have at least one executive level participant in attendance for each QBR. To the extent possible, these meetings will be scheduled in order to permit in-person attendance by participants, and they will be conducted at a mutually acceptable location. Incident to the conduct of the QBR, the Parties will discuss and agree upon applicable performance metrics relating to on time receipts, on time shipments, picking accuracy, returns and any other mutually agreed upon operational areas. These performance metrics will be memorialized in a mutually agreed business requirements document.

ARTICLE IV: SHIPPING AND DATA REPORTING

4.0	Quantity and Delivery.

4.01

Title to and Risk of Loss of the Goods. It is understood and agreed between the Parties hereto that unless otherwise agreed to in writing by Provider, Provider shall acquire title to the Products but shall not assume risk of loss of the Products. Notwithstanding the foregoing, Provider shall be responsible for the loss of or damage to Product whilst it has acquired title up to an amount equal to [REDACTED: AMOUNT], Supplier will sell Provider replacement Product for such damaged or lost Product at [REDACTED: PRICE FOR REPLACEMENT PRODUCT] provided that Supplier has been provided with a list of the damaged or lost Product and the event giving rise to this loss or damage.

4.02

All Products delivered to Provider pursuant to the provisions of this Agreement shall have a shelf life of not less than [REDACTED: TIME PERIOD] from the date of actual delivery of the relevant shipment to a Distribution Center. Notwithstanding the foregoing, Supplier may ship Products with an earlier expiration date of at least [REDACTED: TIME PERIOD] from the date of shipment (“Short Dated Product”) provided that: (i) Supplier communicates in writing to Provider in advance of each shipment that includes Short Dated Product that such shipment includes Short Dated Product; and (ii) the Short Dated Product will be subject to return by Provider in accordance with Exhibit D, and Supplier shall, at its discretion, promptly provide replacement Product and be responsible for the costs of replacing the Short Dated Product or provide Provider a full credit for such Short Dated Product.

4.03

The costs of shipping Products from Distribution Center to Customers shall be borne by Supplier. Where Supplier has specific packaging requirements, Provider will procure all required packing and shipping material for the Products and charge Supplier for the same, including all dunnage, bracing, packing material or other special supplies, at the rates provided for the same in Exhibit C. All shipping material shall comply with the minimum packing and shipping requirements set forth in Exhibit E hereto, if any.

4.04

Upon receipt of each shipment of Products at the Distribution Center, Provider shall promptly inspect it, or cause it to be promptly inspected, for any apparent physical damage, shortages, or inconsistencies with the packing list, inventory and bill of lading that is to accompany each shipment. Provider may reject any shipment or portion thereof of Products which it reasonably deems defective, damaged, wrong, or short.

Provider shall notify Supplier in writing of any such damages, shortages, or inconsistencies and of its rejection of the applicable shipment or shipments by the later to occur of [REDACTED: TIME PERIOD] after the date of each such delivery of Products or the discovery thereof by Provider.

4.05

Products rejected by Provider in accordance with Section 4.04 shall be returned by Provider to Supplier at Supplier’s expense. Supplier shall promptly replace any rejected Products with the same Products and any such substitute product shall be subject to the same shipment, delivery and acceptance criteria hereinabove set forth.

4.06

Handling. Warehouse handling rates and charges as shown in Exhibit C include, but are not limited to, receipt of Products at the relevant Distribution Center door, placement of Products in storage, and return of Products to the relevant Distribution Center door.

4.06.1	Any labor, equipment or materials used by Provider to load Products in any vehicle are chargeable to Supplier at the rates provided for in Exhibit C.

4.06.2

If, as a result of the character, weight and dimensions of appliances, bulky articles, floor loaded products, carton or bagged Products, or any collective bargaining, labor agreement or employment agreement, the delivery driver or teamsters cannot or will not place items on Provider’s or a Subcontractor’s dock, Provider may assist the driver or teamsters with unloading. All labor and supervision furnished by Provider or a Subcontractor under those circumstances is chargeable to Supplier as a handling charge at the rates set forth in Exhibit C.

4.06.3	Warehouse labor and supervision required for services other than ordinary handling and storage will be charged to the Supplier at the rates provided for the same in Exhibit C.

4.06.4

Special services requested by the Supplier, including, but not limited to, compiling of special stock statements, reporting marked weights, serial numbers or other data from packages, physical check of Products other than the normal process of receiving and handling, and handling transit billing will be charged to the Supplier at the rates provided for the same in Exhibit C.

4.06.5

Provider shall not be responsible for any delay, loss or damage of any kind that occurs while Products are in the care, custody or control of a third party other than in the performance of the Services. All claims against any such third party shall be brought solely against that third party, and Provider will reasonably cooperate with Supplier, at Supplier’s cost, in the prosecution of any such claims.

4.1	Data Reporting.

4.1.1

Subject to Applicable Laws, Provider shall make certain reports available to Supplier utilizing a web portal. The reports may cover the following areas, among others: (i) Product replenishment; (ii) Product ordering; (iii) invoicing and collections; and (v) contracts and Chargebacks. During the Term, Supplier shall have access to Provider’s supplier specific website. If there is an unplanned outage of the Supplier specific website, the Parties will reasonably cooperate to implement a solution so that Supplier will have access to the information that would have been available on the website but for the outage (through manual reports or otherwise) no later than [REDACTED: TIME PERIOD] following the outage. If critical internal support systems and electronic communication links including electronic data interchange (“EDI”) are not available for more than [REDACTED: TIME PERIOD], the Parties will cooperate to implement substitute procedures to document the information customarily sent by EDI and prevent interruptions to each other’s business. Provider shall configure or cause certain of its SAP systems so as to permit the efficient reporting of sales and distribution of Products, and to permit certain integration with Supplier’s systems, if need be, to affect the timely and efficient recordation of price information pertaining to the sales of Products. Provider shall undertake to cause such configuration and related information technology services to be performed, provided, however, that the cost of such configuration shall be reimbursed by Supplier at actual cost, if any. Supplier may request additional reporting by Provider, provided, however, all such additional reporting shall require a Change Order.

ARTICLE V: GOVERNMENT APPROVALS AND COMPLIANCE

5.0

Government Permits. Supplier shall, at its expense, obtain and maintain, and shall ensure that its’ Subcontractors obtain and maintain, any and all Applicable Permits that may be necessary to permit the performance by Supplier of its and their obligations hereunder within the Territory.

5.1

Compliance with Applicable Laws. Supplier shall comply with any and all Applicable Laws that are applicable to Supplier, including, but not limited to, those with respect to the marketing, sale or distribution of the Products, including the Federal Food, Drug and Cosmetic Act and the PDMA.

5.2

Authorized Distributor of Record. To the extent not already so provided for as of the Effective Date and only if and to the extent required by Applicable Laws or Applicable Permits, Supplier shall or shall promptly arrange for the manufacturer of each of the Products to designate Provider as an Authorized Distributor of Record (“ADR”) for the Products in accordance with the PDMA.

5.3

Labeling and Purchasing. Supplier shall ensure that the Products are labeled and packaged in accordance with applicable FDA labeling requirements and any other requirements imposed or required by Applicable Laws. (including those required by any Applicable Permit or Governmental Authority).

5.4

Accurate Information. Supplier shall provide Provider with complete, accurate and timely information regarding the Products to be transported, sold or stored. Supplier shall be responsible for all claims, liabilities, losses, fines, reasonable attorney fees and other expenses arising out of or caused by incomplete, inaccurate and/or untimely information being provided by Supplier to the Provider regarding the Products to be transported, sold or stored.

5.5

Suspect Product and Illegitimate Product Notification. If Supplier identifies Product as Suspect Product, as defined in Section 581(21) of the FDCA, Supplier will inform Provider of the same by sending an email to [REDACTED: EMAIL], including all relevant information and a summary of the issue. If Supplier determines that it has Product that is Illegitimate Product, as defined in Section 581(8) of FDCA, and files a Form FDA 3911 with FDA, Supplier will, in accordance with Section 582(b)(4)(B)(ii) of the FDCA, send a trading partner notification to Provider via email to [REDACTED: EMAIL] . Supplier agrees to cooperate with any investigation by Provider related to Product that is Suspect Product or Illegitimate Product, including responding promptly to any request for information by Provider. In the event that Provider identifies Product as Suspect Product, Provider will notify Supplier by electronic mail to [REDACTED: EMAIL] within [REDACTED: TIME PERIOD] of the discovery thereof.

5.6

Product Master Data. Prior to delivering any Product to Provider hereunder, Supplier will provide the data for each Product in accordance with the Healthcare Distribution Alliance Standard Pharmaceutical Product Information form (“Product Master Data”). Supplier will provide written notice to Provider prior to shipping any Product with respect to which there has been a change in Product Master Data, describing such change. Provider may cancel or refuse any order for a Product for which the current Product Master Data has not been provided.

ARTICLE VI: TERMS OF SALE AND PAYMENT; TAXES

6.0	Sales of Product.

6.0.1

Price and Terms of Sale. Provider shall pay Supplier for the Products [REDACTED: PURCHASE PRICE] on a net [REDACTED: TIME PERIOD] basis. Payments will be made via ACH, in the industry standard format. Provider will manage billing and collection of payments from Customers in accordance with Prudent Industry Practices and the provisions of this Agreement.

6.0.2	Discount Pricing. For any discount of any kind or character ([REDACTED: TYPES OF DISCOUNT]) given by Supplier to a Customer, Provider may charge that amount back to Supplier.

6.0.3	Changes to the WAC. [REDACTED: CHANGES TO WAC].

6.1

Payment for the Services. The fees and payment terms for the Services (including any fees or charges due pursuant hereto) shall be invoiced as set forth in Exhibit C (the “Service Fees”). The posting by Provider to Supplier’s electronic mail address of an invoice for fees or other amounts payable to Provider by Supplier hereunder shall constitute good and sufficient delivery of the invoice to Supplier for purposes of this Agreement. The Parties acknowledge that: (i)

Supplier has engaged Provider to perform bona fide, legitimate, reasonable, and necessary services on behalf of Supplier; (ii) the services are not intended to serve, either directly or indirectly, as a means of marketing the Product; (iii) the services do not involve the counseling or promotion of any off-label use of the Products or a business arrangement or other activity that violates any Applicable Law(s); (iv) the Service Fees are not intended to constitute a discount and the Parties will properly report such Service Fees in accordance with Applicable Law(s); (v) the Service Fees are not intended in any way as remuneration for referrals or for other business generated; (vi) the Service Fees for the services are the result of arms-length negotiations; (vii) the Service Fees paid pursuant to this Agreement are not intended in any way as payments related to a drug formulary or drug formulary activities and have not been negotiated or discussed between the Parties in connection with any such drug formulary or formulary activities; (viii) the Service Fees paid pursuant to this Agreement are not intended as payments to influence any other relationship between Supplier and Provider or either Party’s Affiliates; and (ix) the Service Fees paid pursuant to this Agreement are not intended to be passed on in whole or in part to any customer of Provider, provided, however, that Provider may take into account all of its revenues in pricing products for sale to Customers. Supplier believes that the Service Fees paid to Provider hereunder represent fair market value for the Services. The Services include the performance of certain data-related services, including, without limitation, inventory and demand planning management in connection with the Provider’s sale and distribution of Products. The Parties acknowledge that those data-related services are beneficial to Supplier’s operations and that the Service Fees paid to Service Provider include compensation for the performance of the same.

6.1.1

Invoice. Supplier shall pay Provider the rates and charges described in Exhibit C and any other amount which becomes due and payable under this Agreement. Payment shall be due from Supplier within [REDACTED: TIME PERIOD] from the date of Provider’s invoice.

6.1.2

Overcharge and Undercharge Claims. No action or claim to recover any overcharge or undercharge for Services may be brought by either Party more than [REDACTED: TIME PERIOD] after receipt of the initial invoice.

6.1.3

Offset. Supplier may not offset against amounts owed to Provider hereunder. Notwithstanding anything to the contrary in this Agreement, Provider and its Affiliates is hereby authorized to set-off, recoup and apply any undisputed and unpaid amounts owed by it to Supplier or any of Supplier’s Affiliates against any and all undisputed and unpaid amounts owed by Supplier or its Affiliates to any of Provider or its Affiliates, upon [REDACTED: TIME PERIOD] prior written notice to Supplier. Contemporaneous with the foregoing notice, Provider shall furnish Supplier with the original document number, date and purchase order number (if applicable) and a short description prior to such setoff.

6.1.4

Spot Quotes. The Parties understand that additional services and associated charges other than those set forth herein may periodically arise. If requested by Supplier, Provider shall spot quote the requested services in writing, which will become the applicable rate upon Provider receiving written acceptance of the spot quote from

Supplier (written acceptance includes e-mail from Supplier’s Representative). Upon request from Supplier, Provider shall include with its invoice for the spot quote a copy of the written acceptance. Unless the spot quote and the written acceptance clearly indicate that the services provided and the applicable rate are to be on an extended basis (e.g., for the remainder of the Term), the spot quote will apply only to the immediate services provided. Services provided pursuant to spot quotes will be subject to the provisions of this Agreement, including any limitations and waivers of liability.

6.1.5	Interest. Any amount owed to either Party by the other Party shall accrue interest each day from the date that such amount is due until the date paid at the Reference Rate.

6.1.6

Escalation. All Service Fees or other fees provided for or set forth in Exhibit C shall be adjusted by the Escalation Quotient as of [REDACTED: DATE] in each applicable Year, excluding the first Year of the Agreement.

6.1.7

Disputes of Provider Invoices. If Supplier disputes any Provider invoice, Supplier will pay all undisputed amounts in accordance with the payment terms set forth herein and provide Provider with prompt written notice of any disputed amounts and the reasons for any such dispute. If no notice of dispute is received by Provider within [REDACTED: TIME PERIOD] of Supplier’s receipt of invoice, all invoiced amounts will be deemed to be correct. The Parties will discuss any such invoice disputes in good faith and use commercially reasonable efforts to resolve any dispute within [REDACTED: TIME PERIOD] of receipt of said notice by Provider. If the Parties subsequently determine that the dispute was not correct, interest shall be due on any amounts then due from the original due date thereof. If the Parties subsequently determine that a dispute that was timely reported in accordance with this Section 6.1.7 is valid, any amount paid to Provider for these invoiced amounts shall be credited to Supplier.

6.2

Taxes. Supplier shall pay, or, as applicable, reimburse Provider on demand for all Taxes as may arise out of or relate to the performance of the Services, provided, however, Provider shall be fully responsible for and not entitled to any reimbursement for any taxes imposed upon Provider’s net income. If Supplier is exempt from the payment of any applicable sales and/or use taxes or has a direct payment permit with respect to such taxes, Supplier shall provide Provider with a copy of the certificate or permit, duly executed and issued by the appropriate Government Authority. Request for payment and/or reimbursement of any Taxes shall be included in the invoices tendered to Supplier pursuant to Section 6.1.1 hereof. Each request for reimbursement and/or payment shall be separately stated thereupon as a line item and shall be contemporaneously supported by reasonable documentation reflecting the Taxes to be reimbursed and/or paid.

6.3

Triggering Event. If a Triggering Event (defined below) occurs, the Parties agree to negotiate in good faith changes to the fees, discounts, rebates and other terms for the Product(s) subject to the Triggering Event. The Parties acknowledge and agree that notwithstanding anything in the Agreement to the contrary: (1) any existing NDCs subject to a Triggering Event including ones that are not already covered under this Agreement, or any new NDCs of a Product subject to a Triggering Event, will not be automatically added to or continue to be part of this

Agreement, and (2) Services Provider will not be obligated to purchase and distribute any NDC subject to a Triggering Event, until such time as the Parties have agreed in writing to the fees, discounts, rebates and other terms for the addition of the new NDCs, or the fees, discounts, rebates and other terms governing the existing NDC subject to the Triggering Event. “Triggering Event” [REDACTED: DEFINITION OF TRIGGERING EVENT].

6.4

If any Customer (including a government Customer) or Government Authority determines or alleges that Service Provider at the direction of Supplier or Supplier has charged a price for any Product that is: (i) incorrect; (ii) in excess of what is permitted or provided by Applicable Law(s) or guidelines; or (iii) inappropriate for a particular Customer location, and informs Service Provider in writing of such overcharge, demanding a return, refund or reimbursement thereof Service Provider shall notify Supplier of the amount of such overcharge and Supplier shall promptly pay to the Service Provider the amount of the overcharge, plus any interest demanded by any such Customer or Government Authority. Additionally, Supplier will defend, indemnify and hold harmless Service Provider from and against any claim, action or proceeding commenced or threatened to be commenced by a Customer or any Government Authority or any agent or representative acting in a derivative capacity or otherwise, asserting that Supplier’s price for a Product was incorrect or other than as permitted or provided for by Applicable Law(s) or guidelines, including, without limitation, any liabilities, fines or penalties imposed in consequence thereof, to the extent permitted or provided for by Applicable Law(s) or guidelines.

ARTICLE VII: REPRESENTATIONS, WARRANTIES AND COVENANTS

7.0	Each of the Parties warrant and represent that:

7.0.1	It is duly organized and validly existing under the laws of the jurisdiction of its formation, with full legal right, power and authority to enter into and to perform its obligations hereunder;

7.0.2

It has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally, by general equitable principles or by principles of good faith and fair dealing;

7.0.3

Neither the execution nor delivery by it of this Agreement, nor the performance by it of its obligations hereunder conflicts with, violates or results in a breach of any Applicable Laws, or conflicts with, violates or results in a breach of any term or condition of any order, judgment or decree or any agreement or instrument to which it is a party or by which it or any of its properties or assets are bound, or constitutes a default thereunder;

7.0.4	No approval, authorization, order, consent, declaration, registration or filing with any Government Authority is required for the valid execution and delivery of this Agreement;

7.0.5

It has no knowledge of any action, suit or proceeding, at law or in equity, before or by any court or Government Authority, pending against it, in which an unfavorable decision, ruling or finding would adversely affect the performance by it of its obligations hereunder, or that, in any way, would materially adversely affect the validity or enforceability of this Agreement;

7.0.6

Where required by Applicable Laws, each Party hereto shall abide by the requirements of 41 CFR §§ 60-1.4(a), 60-300.5(a) and 60-741.5(a). These regulations prohibit discrimination against qualified individuals based on their status as protected veterans or individuals with disabilities and prohibit discrimination against all individuals based on their race, color, religion, sex, or national origin. Moreover, these regulations require that covered prime contractors and subcontractors take affirmative action to employ and advance in employment individuals without regard to race, color, religion, sex, national origin, protected veteran status or disability;

7.0.7

It qualifies as an authorized trading partner of the other Party and has implemented a system to support suspect product verification and disposal, each as may be defined or required by the Drug Supply Chain Security Act (“DSCSA”) (21 U.S.C. §§ 360eee et seq.) to the extent required by Applicable Laws; and

7.0.8	It is in material compliance with all Applicable Laws.

7.1	Supplier represents and warrants that:

7.1.1	It owns the unrestricted right to distribute, sell and market the Products in the Territory, including the right to grant to Provider and rights or licenses granted hereunder;

7.1.2	The Products are, to Supplier’s knowledge, free from defects in design, material and workmanship and of merchantable quality, subject to all applicable industry standards;

7.1.3	The Products are and will be compliant with all Applicable Laws;

7.1.4

Upon delivery to Provider the Products shall be compliant with all Applicable Laws, including, all regulatory requirements of the Food and Drug Administration (“FDA”), including those related to the adulteration and misbranding of products within the meaning of the Food, Drug and Cosmetics Act (“FDCA”);

7.1.5

The Products shall not be articles which may not be introduced into interstate commerce pursuant to the requirements of Sections 505, 514, 515, 516 or 520 of the FDCA; and will have been manufactured in accordance with current FDA Good Manufacturing Practices as required by 21 CFR § §210 and 820;

7.1.6	The Products do not infringe upon the patents, trademarks or other intellectual property of any third party.

7.1.7	The Products have been approved by the FDA pursuant to Section 505 of the FDCA;

7.1.8

There is no existing agreement, understanding, letter of intent or other commitment or arrangement of any kind between it and any other person, firm, or corporation, concerning the distribution of Products or the provision to Supplier of services for Products similar to the Services discussed herein that would limit the efficacy of this Agreement.

7.1.9

In conformance with applicable regulations issued by U.S. Customs and Border Protection, Supplier will mark imported Products with a country of origin marking (“Made in [Country]”), in conformance with applicable regulations and, if applicable, Supplier will mark finished Products and/or any medical devices supplied therewith in conformance with guidance issued and policy statements made by the U.S. Federal Trade Commission to the extent such markings are made on such Products; and

7.1.10

Each article comprising or being part of any shipment or other delivery now or hereafter made to Provider or on Provider’s order by Supplier, either: (1) may be sold by Provider for use by California consumers without a warning required by California Health & Safety Code sections 25249.5 et. seq. (“Proposition 65”); or (2) is labeled with or accompanied by a valid Proposition 65 warning;

7.1.11

During the Term, Supplier will not: (i) grant any other third party any rights to perform logistics services relative to the Products in the Territory inconsistent with the rights granted hereunder; or (ii) solicit, encourage, or affirmatively respond to a request for proposal from any third party for the logistics services provided for herein without first providing Provider reasonable prior notice thereof; and

7.1.12	At all times Supplier shall be an Authorized Trading Partner as defined in 21 U.S.C. § 360eee, et seq.

7.2

Provider represents and warrants that as of the Effective Date, to its knowledge, neither Provider nor any of its officers or directors has been debarred pursuant to the Federal Food, Drug and Cosmetic Act (“FDCA”) or been excluded from participating in a federal health care program, including without limitation the Medicare or Medicaid programs. Moreover, if Provider or any of its officers and directors is subsequently debarred under the FDCA or excluded from a Federal health care program, Provider agrees promptly to notify Supplier of such action.

7.3

Business Continuity Planning. Provider shall maintain a business continuity plan in order to avoid disruptions of the Services. Provider shall document and test the recovery steps and strategies for each potential failure scenario of Provider’s Distribution Centers.

EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH HEREIN, NEITHER PARTY HERETO MAKES ANY OTHER EXPRESS WARRANTIES OR

REPRESENTATIONS, STATUTORY WARRANTIES, OR ANY IMPLIED WARRANTIES OR REPRESENTATIONS, OF ANY KIND WHATSOEVER RELATING EITHER TO THE PRODUCTS OR THE SERVICES, INCLUDING (WITHOUT LIMITATION) ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. ALL SUCH OTHER WARRANTIES AND REPRESENTATIONS ARE HEREBY DISCLAIMED.

ARTICLE VIII: CONFIDENTIALITY; PROPRIETARY RIGHTS; INTELLECTUAL PROPERTY

8.0

Confidential Information. The Parties acknowledge that the Confidential Information comprises valuable trade secrets and is proprietary and the exclusive property of the disclosing Party and its Affiliates. During the Term and for a period of [REDACTED: TIME PERIOD] thereafter, the receiving Party shall hold the Confidential Information supplied by the disclosing Party hereunder in strict confidence and shall use such Confidential Information solely for the purposes of performing hereunder. The receiving Party may only disclose Confidential Information to those directors, officers, employees, attorneys, contractors, agents and Affiliates (each a “Representative”) who have a need to know and who are bound by obligations of confidentiality and non-use with respect to such Confidential Information that are at least as restrictive as those set forth herein. Each of the Parties agrees to: (i) advise their Representatives of the proprietary nature of the Confidential Information and the terms and conditions of this Agreement requiring that the confidentiality of such information be maintained; and (ii) use reasonable safeguards to prevent unauthorized use by such Representatives. Each Party shall be responsible for any breach of this Agreement by its respective Representatives.

8.1

Agreement Confidentiality. Neither Party hereto shall disclose the terms of this Agreement or any other data or information relating to the Parties’ activities hereunder to any other person or entity other than such Party’s Representatives, or as may otherwise be required by law. In the event a Party reasonably believes it is required by Applicable Laws to disclose any terms of this Agreement, prior to any proposed disclosure of any of the terms of this Agreement, such Party shall allow and reasonably assist the other Party in taking any action to lawfully prevent or limit any such disclosure. Notwithstanding the foregoing, Provider acknowledges and agrees that Supplier will have to file this Agreement with securities regulatory authorities in Canada and in the United States in order to comply with its continuous disclosure obligations under the Applicable Laws of such territories.

8.2	Sections 8.0 and 8.1 shall not apply to:

8.2.1	Confidential Information which is or becomes public knowledge (through no fault of the Parties or their Representatives in violation hereof); or

8.2.2	Confidential Information which is lawfully made available to a Party by an independent third party (and such lawful availability can be properly demonstrated); or

8.2.3

Confidential Information which is already in a Party’s possession at the time of initial receipt from the other Party (and such prior possession can be demonstrated by competent evidence) excluding, however, Confidential Information already in possession of a Party prior to the date of this Agreement which was disclosed under a confidentiality agreement or as a result of a business relationship which was covered by confidentiality obligations; or

8.2.4	Confidential Information which is independently developed by a Party, or its Representatives and such independent development can be demonstrated by competent evidence; or

8.2.5

Confidential Information which is required by Applicable Laws or order of any Government Authority to be disclosed; provided, however, that the Party so disclosing shall give the other Party advance written notice to permit it to seek a protective order or other similar order with respect to the Confidential Information and, thereafter, shall disclose only the minimum Confidential Information required to be disclosed in order to comply, whether or not the other Party seeks or obtains any such protective or other similar order. Notwithstanding the foregoing, information disclosed as set forth in this Section 8.2.5 shall not be disclosed to any other third party without the prior written consent of the disclosing Party.

8.3

Injunctive Relief. Each Party acknowledges and agrees that its breach of the confidentiality and non-use obligations set forth herein would cause irreparable harm to the disclosing Party which would not be fully compensable by payment of money damages alone, and that in the event of such a breach or threatened breach, the disclosing Party shall be entitled to seek equitable relief (including without limitation injunctive relief), without the necessity of proving actual damages or posting a bond. Such equitable relief shall be in addition to and not in lieu of any other relief available to the disclosing party at law or in equity.

8.4

All Confidential Information which either Party or any of its Representatives shall obtain or to which either Party or any such Representative shall be given access pursuant to or in connection with this Agreement and any prior agreement(s) between the Parties or any of their Affiliates, shall be and remain the sole property of the disclosing Party, and the receiving Party shall have no rights or interests (except as expressly provided herein) to or in such Confidential Information. Notwithstanding the foregoing, information generated, compiled, or stored by Provider reflecting the delivery of Products to Customers, including the information included in the data reports, constitutes the confidential information of Provider. Immediately upon the expiration or earlier termination of this Agreement, the receiving Party shall, at its option, return to the disclosing Party, or provide a certificate of one of its executive officers as to the destruction of all Confidential Information (including all copies thereof) then in the possession of the receiving Party or any of its Representatives. Each Party’s legal counsel may retain one (1) archival copy of such Confidential Information. At the termination of this Agreement, Provider shall download and deliver to Supplier, without warranty as to accuracy or completeness, copies of transaction data reports for sales of Product during the Term.

8.5	Intellectual Property.

8.5.1

Neither Party shall obtain any rights to any trademarks, service names or service marks of the other Party, nor shall either Party conduct any activity or make any statement, written or oral, which in any manner may constitute infringement upon the use of such trademarks, service names or service marks by the other Party.

8.5.2

The Parties agree that each Party shall continue to own all right, title and interest in and to any and all intellectual property that were previously created by that Party prior to and separate from the Services.

ARTICLE IX: TERM AND TERMINATION

9.0

Term. The term of this Agreement shall commence on the Effective Date and continue in full force and effect for a period of Two (2) Years, unless otherwise terminated as set out in this Agreement (the “Term”). For purposes of this Agreement, a “Year” is a period of twelve (12) consecutive calendar months. If the Term commences on any day other than the first day of a calendar month, such month shall be deemed to constitute a complete calendar month solely for the purposes of calculating the Term. At the end of the Term, this Agreement will automatically renew for additional consecutive one (1) Year renewal terms (each, a “Renewal Term”) unless either Party provides the other with written notice of non-renewal of this Agreement at least [REDACTED: TIME PERIOD] before the end of the Term or any Renewal Term, or unless otherwise terminated as provided herein.

9.1

Termination for Convenience. Either Party hereto has the right to terminate this Agreement for its convenience at any time by not less than [REDACTED: TIME PERIOD] written notice to the other Party. On the termination date stated in the notice, the Party receiving the notice shall discontinue all activities pertaining to this Agreement, shall neither place or accept any additional orders, and shall preserve and protect materials and Products on hand purchased for or committed to this Agreement pending the terminating Party’s instructions and shall dispose of same in accordance with terminating Party’s instructions. If the terminating Party is Supplier, Provider shall be paid for all winding-down fees, costs and expenses (including internal costs and expenses) resulting from the termination in accordance with Supplier’s instructions, as substantiated by documentation reasonably satisfactory to Supplier.

9.2	Termination for Breach.

9.2.1

Either Party may terminate this Agreement in the event of a material breach by the other Party of any material obligation of this Agreement on [REDACTED: TIME PERIOD] prior written notice to the other, specifying the nature of the breach, unless such other Party shall cure such default within such [REDACTED: TIME PERIOD] period or, if not capable of being remedied within such [REDACTED: TIME PERIOD] period, diligently seeks to remedy the breach within such [REDACTED: TIME PERIOD] period.

9.2.2	Notwithstanding the provisions of Section 9.2.1, either Party may terminate this Agreement on written notice with immediate effect upon the occurrence of any of the following to or by the other Party:

9.2.2.1

a transfer or assignment of this Agreement without the prior written consent of the non-transferring Party not otherwise permitted or provided for by the provisions of this Agreement. Consent of the non-transferring party shall not be unreasonably withheld; or

9.2.2.2	the Insolvency of the other Party; provided, however, that the Party which is not Insolvent may waive such termination right; or

9.2.2.3	the termination by a Governmental Authority of Supplier’s right to sell and distribute the Products.

9.3

Termination for Force Majeure. Either Party may terminate this Agreement for convenience upon not less than [REDACTED: TIME PERIOD] prior notice to the other if the Party who has timely and properly invoked Force Majeure has failed to recommence the performance of its obligations hereunder as a result of the uninterrupted continuation of the claimed event of Force Majeure for a period of [REDACTED: TIME PERIOD] from the date on which an event of Force Majeure has been properly and timely notified to the other Party.

9.4

Rights of Parties on Termination or Expiration. The following provisions shall apply to any termination or expiration of this Agreement; provided, however, that the termination or expiration of this Agreement for any reason shall not affect any obligations accrued or amounts owed hereunder before the date of such expiration or termination:

9.4.1	Provider shall cease all sales and other activities under this Agreement, but shall fulfill all Supplier orders submitted prior to the effective date of termination;

9.4.2

Each Party shall return to the other Party all Confidential Information, and all summaries, compendiums, reports, analyses and other materials prepared with the use of such Confidential Information, provided, however that each Party’s legal counsel may retain one (1) archival copy of such Confidential Information;

9.4.3	All orders for Products received after the effective date of termination will be promptly referred to Supplier;

9.4.4	Each Party will cease holding itself out as being in any way connected with the other Party;

9.4.5

The Parties shall cooperate to prepare and agree to a reasonably detailed, written transition and wind-down plan to coordinate an orderly cessation or transition of the activities provided for under this Agreement; and

9.4.6	Other than with respect to matters in dispute, all indebtedness of the Parties to each other shall become immediately due and payable without further notice or demand.

9.5

No Claims. UNDER NO CIRCUMSTANCES SHALL EITHER PARTY HERETO BE LIABLE TO THE OTHER FOR ANY: (i) LOST PROFITS; (ii) LOSS OF PROSPECTIVE COMPENSATION OR UNJUST ENRICHMENT; (iii) GOODWILL OR LOSS THEREOF; OR (iv) CONSEQUENTIAL, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES OF ANY KIND OR CHARACTER, WHETHER ARISING IN TORT, CONTRACT, INDEMNITY, STRICT LIABILITY OR ANY OTHER THEORY OF RECOVERY EXCEPT TO THE EXTENT ANY SUCH DAMAGES ARE PAYABLE TO A THIRD-PARTY AS A PART OF A THIRD PARTY CLAIM PURSUANT TO AN INDEMNITY UNDER SECTION 10 BELOW.

ARTICLE X: LIMITATION OF LIABILITY AND INDEMNIFICATION

10.0

Provider shall indemnify, defend and hold harmless Supplier, its affiliates, and their respective shareholders, directors, officers, employees, agents and representatives, and insurers from and against all Claims, whatsoever, that arise directly or indirectly as a result of the negligence or willful or wrongful acts or omissions of Provider or its agents, employees and Subcontractors, an unremedied breach by Provider of any of its representations or warranties under this Agreement, the failure or alleged failure of Provider to comply with Applicable Laws, or Provider’s storage, handling or warehousing of the Products, except to the extent such Claim is due to the negligence or willful misconduct of Supplier.

10.1

Supplier shall promptly notify Provider in writing of any Claim for which indemnity may be sought and will thereafter keep Provider reasonably informed with respect thereto, provided that failure to give Provider party prompt notice as provided herein shall not relieve Provider of its obligations hereunder except to the extent, if any, it shall have been prejudiced thereby. Supplier shall fully cooperate with Provider and shall permit Provider to conduct and control the defense and disposition of such Claims, provided, however, that Provider shall not admit fault on behalf of Supplier without Supplier’s prior written consent. Provider shall promptly assume, at its cost and expense, the sole defense of such Claim through counsel selected by Provider and reasonably acceptable to Supplier, provided that in the event that Provider does not assume the defense on a timely basis or reasonably maintain the defense, then, without prejudice to any other rights and remedies available to Supplier under this Agreement, Supplier may take over such defense with counsel of its’ choosing at Provider’s cost and expense. If the Provider assumes the defense of any Claim as provided in this Section 10.1, Supplier shall provide reasonable assistance to Provider in its efforts to investigate and defend the Claim, including, without limitation, providing reasonable access to the indemnifying party to such documentary evidence and witnesses as are available to Supplier. In the event that a conflict of interest arises, which, under applicable principles of legal ethics prevents a single legal counsel from representing both Supplier and Provider, Supplier may take over its defense with counsel of its choosing at Provider’s cost and expense.

10.2	Supplier shall indemnify, defend and hold harmless Provider, its affiliates and their respective directors, officers, employees and representatives from and against all Claims, whatsoever, that may arise directly or indirectly as a result of the negligence or willful or wrongful acts or omissions of Supplier, an unremedied breach by Supplier of any of its representations or warranties under this Agreement, or the failure or alleged failure of Supplier to comply with Applicable Laws. Supplier shall also indemnify, defend and hold harmless Provider and its shareholders, officers, directors, employees, parent corporation, Affiliates, and agents from and against any and all Claims that may arise from injury to a patient resulting from the purchase, use, consumption or recall of any Product, whether or not involving a defect in a Product, its labeling or packaging, or any claim that the Supplier Products or their packaging infringes the patent, copyright, trademark, trade secret or other intellectual property of any other person or entity, except to the extent such Claim is due to the negligence or willful misconduct of Provider or a Claim for which Provider has undertaken to indemnify Supplier pursuant to Section 10.0.

10.3

Provider shall promptly notify Supplier in writing of any Claim for which indemnity may be sought and will thereafter keep Supplier reasonably informed with respect thereto, provided that failure to give Supplier prompt notice as provided herein shall not relieve Supplier of its obligations hereunder except to the extent, if any, it shall have been prejudiced thereby. Provider shall fully cooperate with Supplier and shall permit Supplier to conduct and control the defense and disposition of such Claims, provided however, that Supplier shall not admit fault on behalf of Provider without Provider’s prior written consent. Supplier shall promptly assume, at its cost and expense, the sole defense of such Claim through counsel selected by Supplier and reasonably acceptable to Provider, provided that in the event that Supplier does not assume the defense on a timely basis or reasonably maintain the defense, then, without prejudice to any other rights and remedies available to Provider under this Agreement, Provider may take over such defense with counsel of its choosing at Supplier’s cost and expense. If Supplier assumes the defense of any Claim as provided in this Section 10.3, Provider shall provide reasonable assistance to Supplier in its efforts to investigate and defend the Claim, including, without limitation, providing reasonable access to the indemnifying party to such documentary evidence and witnesses as are available to Provider. In the event that a conflict of interest arises, which, under applicable principles of legal ethics prevents a single legal counsel from representing both Supplier and Provider; Provider may take over its defense with counsel of its’ choosing at Supplier’s cost and expense.

10.4

Neither Party shall, without the written consent of the other Party: (i) settle or compromise any Claim without including as an unconditional term thereof the giving of an unconditional release with respect to all liability under such Claim, or consent to the entry of any judgment which does not include a dismissal with prejudice of the indemnified party and indemnifying party; (ii) settle or compromise any Claim in any manner that may adversely affect the other Party other than as a result of money damages or other monetary payments; or (iii) settle or compromise any Claim in any manner that includes an admission of fault or liability on the part of the other Party.

10.5

Maximum Liability. Provider’s total aggregate liability to Supplier arising out of or in connection with this Agreement and the Services, from any and all causes, whether based on contract, tort (including negligence), strict liability, or any other cause of action, excluding claims for indemnification under Article 10, shall in no event exceed the aggregate of [REDACTED: AMOUNT] of the fees paid by Supplier hereunder in the Year immediately preceding the date of the claim.

ARTICLE XI: INSURANCE

11.0

Supplier Insurance. Supplier agrees that during the Term it shall carry and maintain in full force and effect at its own expense the following insurance policies with insurers currently rated A-VII or better by A.M. Best:

11.0.1

Where applicable Supplier shall maintain or cause its US subsidiary to maintain Workers Compensation and Occupational Disease insurance with limits being no less than the statutory minimum coverage and limits for its employees while at a Provider’s facility for the purposes of this Agreement;

11.0.2	Employers Liability insurance with a limit of [REDACTED: AMOUNT OF INSURANCE] per accident or disease;

11.0.3

Commercial General Liability insurance including coverage for premises and operations, products and completed operations, contractual liability, bodily injury, property damage, and personal injury and advertising injury with a policy limit of [REDACTED: AMOUNT OF INSURANCE] per occurrence and [REDACTED: AMOUNT OF INSURANCE] in the annual aggregate;

11.0.4

Products Liability insurance including bodily injury and property damage for all products and work supplied under this Agreement with a policy limit of [REDACTED: AMOUNT OF INSURANCE] per occurrence and [REDACTED: AMOUNT OF INSURANCE] in the annual aggregate. This coverage can be satisfied through a General Liability policy including coverage for products and completed operations; and

11.0.5

Commercial Umbrella Liability insurance which will provide excess, follow-form coverage above all liability limits required herein with per occurrence and annual aggregate limits of [REDACTED: AMOUNT OF INSURANCE].

11.1	Certificates of Insurance and Additional Insureds. Supplier agrees to furnish Provider with certificates of insurance for all required policies of insurance [REDACTED: TERMS AND CONDITIONS].

11.2

Claims-Made Policies. If any insurance policy is a “claims-made” policy, then such claims made policy shall be kept in force for not less than six (6) Years immediately following termination or expiration of this Agreement. Evidence of successive policy periods shall be made by the annual issuance of a certificate of insurance to Provider. Alternatively, Supplier and/or Supplier’s subcontractors shall purchase a six Year “tail” policy including the same or broader coverage for any claim or circumstance occurring or taking place during the Term of this Agreement without regard to whether the claim is brought during the term of the insurance policy.

11.3

Supplier’s Policy is Primary Cover. All insurance policies afforded by Supplier shall be primary to and not contributing to any other insurance, self-insurance or captive insurance maintained by Provider or its Affiliates.

11.4	NOT USED.

11.5

Separation of Insureds. Supplier shall include a separation of insured provisions under the Commercial General Liability, Excess and/or Umbrella Liability and Business Auto Liability insurance policies with no cross liability or cross suits exclusions.

11.6	Satisfaction of Limits. The limits required under this Agreement can be satisfied through any combination of primary and umbrella/excess insurance.

11.7

No Relief from Obligations. Approval or acceptance of any of Supplier’s insurance policies by Provider shall not relieve Supplier of any obligations contained herein, including Supplier’s obligations as part of this Agreement, whether claims are within, outside or in excess of Supplier’s policy limits, and regardless of solvency or insolvency of the insurer(s) that issues such coverage. Such insurance shall not preclude Provider from taking any actions that are available to it under any provision of this Agreement or otherwise under applicable law. The failure to provide certificates or add Provider or its affiliates as Additional Insureds in accordance with this Article 11 will not release Supplier in any manner of any liability arising under this Agreement.

11.8	Geographic Limitations. All required insurance must include coverage that responds to claims made throughout the Dominion of Canada or the United States of America and its territories and possessions.

11.9

Provider Insurance. Provider, at its sole cost and expense, shall procure and maintain such insurance policies that are consistent with industry standards and are necessary to insure it and its employees against any type of claim for damages arising by reason of personal injuries or death occasioned directly or indirectly by the providing of the Services by Provider or with respect to their obligations under this agreement including, but not limited to, storage and distribution of the Products. The insurance coverage by Provider shall not be construed to create a limit on Provider’s liability with respect to its’ indemnification of Supplier. Provider shall provide not less than [REDACTED: TIME PERIOD] notice of cancellation or any material modification of the foregoing policy of insurance. Provider shall deliver or cause to be delivered to Provider a certificate of insurance evidencing the foregoing coverages within [REDACTED: TIME PERIOD] of the Effective Date.

ARTICLE XII : FORCE MAJEURE

12.0

Force Majeure. Other than obligations for the payment of money, neither Party hereto shall be in default hereunder or liable for any loss or damage by reason of any failure and/or delay in the performance of any obligation under this Agreement where such failure or delay demonstrably arises out of any cause beyond the reasonable control of the Party claiming relief, including, without limitation, storms, floods, other acts of nature, fires, explosions, shortage of raw materials, riots, war or civil disturbance, national strikes or other industry wide labor unrest, embargoes and other Government actions or regulations that would prohibit the supply or distribution of Products or from performing any other aspects of a Party’s obligations hereunder, delays in transportation, inability to obtain necessary labor, supplies, or manufacturing facilities. The Party claiming to be delayed by reason of an event of Force Majeure shall promptly notify the other Party in writing of any actual or anticipated delays and take all necessary steps to avoid, overcome or end delays without additional cost to the other Party. The notice shall contain particulars as to the nature of the claimed event of Force Majeure, the date of commencement of the event and the anticipated date on which the event is anticipated to cease. The Party claiming to be delayed by reason of an event of Force Majeure shall take all reasonable steps to mitigate the effect of delays. Such steps shall include advanced planning and contingency planning.

ARTICLE XIII: NOTICES

13.0

All notices pertaining to this Agreement shall be delivered in person, sent by certified mail, delivered by air courier to a Party at the address shown in this Agreement, or such other address as a Party may notify the other Party from time to time. Notices delivered in person shall be deemed received on the day sent. All other notices shall be deemed to have been received on the business day following receipt; provided, however, that if such day falls on a weekend or legal holiday, receipt shall be deemed to occur on the next business day. Notices may also be transmitted electronically between the Parties provided that proper arrangements are made in advance to facilitate such communications and provide for their security and verification.

If to Provider:

McKesson Specialty Care Distribution LLC

6535 State Highway 161

Irving, TX 75039

Attn: [REDACTED: POSITION]

With Copy, which shall not be considered notice, to:

McKesson Corporation

Attn: [REDACTED: POSITION]

6535 N. State Highway 161

Irving TX 75039

If to Supplier:

Theratechnologies Inc.

2015 Peel Street, Suite 1100

Montreal, Quebec, H3A IT8

Canada

Attn: [REDACTED: POSITION]

ARTICLE XIV: GENERAL PROVISIONS

14.0

Entire Agreement. This Agreement, together with the exhibits and all written amendments, modifications and supplements thereto constitute the entire agreement between the Parties and all prior negotiations, proposals and writings pertaining to this Agreement or the subject matter thereof, are hereby superseded. No modification of this Agreement will be effective unless in writing and signed by both Parties.

14.1

Know Your Customer Program. Where required by Applicable Law or as may be mandated by Prudent Industry Practices, Provider may require that Supplier and Customers participate in a detailed customer identification program while establishing a customer relationship (the “KYC Program”) requiring the verification of necessary documents for identification purposes and to conduct any appropriate due diligence based on the risk profile of the Customer or the Supplier including, without limitation, the following: (a) the legal status of the relevant entities shall be verified with reference to relevant documents for creation of each such entity; (b) verification of the authority of the relevant representatives of the entity; (c) verification of the ownership and control structure of the Customer and/or the Supplier and determine who are the natural persons who ultimately control the entity. The KYC Program may also involve the ongoing monitoring of financial and procurement transactions.

14.2

Severability. In the event that any provision of the Agreement or the documents and instruments contemplated hereby is held by court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, unless narrowed by construction, the Agreement and the documents and instruments contemplated hereby shall be construed as if such invalid, prohibited or unenforceable provision had been more narrowly drawn so as not to be invalid, prohibited or unenforceable, or if such language cannot be drawn narrowly enough to satisfy such court, the court making any such determination shall have the power to modify in scope, duration or otherwise any such provision, but only to the extent necessary to make such provision or provisions enforceable in such court, and such provision then shall be applicable in such modified form. No narrowed construction, court modification, or invalidation of any provision of the Agreement and the documents and instruments contemplated hereby shall affect the construction, validity, or enforceability of such provision or of the Agreement and the documents and instruments contemplated hereby in any jurisdiction other than that upon which the decision of the court of competent jurisdiction shall govern.

14.3

Assignment. This Agreement may not be assigned to any person, firm, partnership, corporation or other entity (including by operation of law, judicial process or otherwise) without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, either Party hereto may assign this Agreement to any of its Affiliates.

14.4

Counterparts. This Agreement may be executed in any number of counterparts and by each of the Parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Signatures of the Parties transmitted by electronic means shall be deemed to be their original signatures for all purposes.

14.5	Not For Benefit Of Third Parties. This Agreement and each and every provision hereof and thereof are for the exclusive benefit of the Parties hereto and not for the benefit of any third party.

14.6	Attorneys’ Fees.

14.6.1

In the event of any legal action or other proceeding regarding this Agreement, (an “Action”), the prevailing Party in any final judgment shall be entitled to the payment by the losing Party of its reasonable attorneys’ fees, court costs and litigation expenses, as determined by the court in connection with: (i) the Action in the court of first instance or other first instance ruling in such Action (ii) any appellate review of the judgment rendered in such Action or of any other ruling in such Action; and (ii) any proceeding to enforce a judgment in such Action. The term “prevailing Party” as used herein includes, without limitation, a Party who obtains substantially the relief it has sought. The term “final judgment” as used herein means a judgment, decision, determination, or order (a) which is issued by a court of law, an investigatory government agency authorized by law to enforce an Applicable Law, and (b) for which all appeals have been exhausted or the time period to appeal has expired.

14.6.2	The provisions of this Section shall be distinct and severable from the other provisions of these terms, shall survive the entry of judgment in any Action and shall not be merged into such judgment.

14.7

Applicable Law. This Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the internal, substantive laws of the State of New York applicable to contracts made in that State.

14.8

Waiver. Neither Party’s failure to insist on performance of any term, condition, or instruction nor failure to exercise any right or privilege or its waiver of any breach, shall thereafter be construed to constitute a waiver of such term, condition, instruction, right or privilege. No consent or waiver expressed or implied, by a Party to the performance by the other Party or of any breach or default by the other Party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Party of the same or any other obligations of such other Party hereunder. The giving of consent by a Party in any one instance shall not limit or waive the necessity to obtain such Party’s consent in any future instance. No waiver of any rights under this Agreement shall be binding unless it is in writing and signed by the Party waiving such rights.

14.9	Dispute Resolution.

14.9.1

Administrative Committee Procedure. If any dispute arises on any matters concerning this Agreement, either Party may initiate the dispute resolution procedures of this Section 14.9 by providing written notice to the other Party of the existence and nature of the dispute. The dispute shall be referred to the designated representatives of each Party provided for herein who shall attempt to resolve the dispute and if they are unable to do so, it will then be referred to senior management of both Parties. To aid the negotiation by the Parties’ senior managers, the representatives shall promptly prepare and exchange memoranda stating the issues in dispute and their positions, summarizing the negotiations which have taken place and attaching relevant documents. If such senior managers can resolve the dispute, such resolution shall be reported in writing to and shall be binding upon the Parties. If such senior managers cannot resolve the dispute within [REDACTED: TIME PERIOD], or such other time as the representatives may mutually agree, then either Party may exercise its other rights under Sections 14.9.2 and 14.9.3.

14.9.2

Judicial Process. The procedures specified in this Section 14.9 shall be the sole and exclusive procedures for the resolution of claims, disputes and controversies between the Parties arising out of or relating to this Agreement or the breach thereof.

14.9.3

Consent to Jurisdiction. EACH OF THE PARTIES HEREBY AGREES THAT ANY ACTION REFERRED TO JUDICIAL PROCESS UNDER OR RELATING TO THIS AGREEMENT SHALL BE INSTITUTED IN THE STATE OR FEDERAL COURTS THEN SITTING IN THE COUNTY OF NEW CASTLE OF IN THE STATE OF DELAWARE AND IN NO OTHER FORUM AND EACH OF THE PARTIES HEREBY IRREVOCABLY CONSENTS TO SUCH JURISDICTION AND IRREVOCABLY WAIVES ANY OBJECTIONS, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS. THE FOREGOING IS WITHOUT PREJUDICE TO THE RIGHT OF ANY PREVAILING PARTY TO SEEK ENFORCEMENT OF ANY JUDGMENT RENDERED IN A COURT IN ANY JURISDICTION WHERE THE LOSING PARTY OR ITS PROPERTY MAY BE LOCATED.

14.9.4

Obligations to Pay Charges. Pending the resolution of the dispute, each Party shall continue to perform the applicable provisions of this Agreement and each Party shall continue to pay all charges required in accordance with the applicable provisions of this Agreement.

14.10	Amounts. All amounts of money in this Agreement are denominated in United States of America Dollars.

14.11

Further Assurances. Each Party hereto agrees that they will without further consideration execute and deliver such other documents and take such other actions as may be reasonably requested by the other Party to consummate more effectively the transactions and agreements contemplated hereby.

14.12	Headings and Exhibits. Any headings used herein are for convenience in reference only and are not a part of this Agreement, nor shall they in any way affect the interpretation hereof. All exhibits attached hereto are incorporated by reference just as if they were set forth at length in the text of this Agreement.

14.13

Construction. Each Party has participated to a significant degree in the preparation of this Agreement. No provision of this Agreement shall be construed against any Party on the basis of that Party having been, or been deemed, the “drafter.”

14.14

Survival. The provisions of this Agreement which by their nature are intended to survive the termination, cancellation, completion or expiration of this Agreement shall continue as valid and enforceable obligations of the Parties notwithstanding any such termination, cancellation, completion or expiration.

14.15

Trade Agreement Act. Supplier understands that all Products offered for sale to the United States Government under this Agreement, if any, are subject to the United States Trade Agreements Act (“TAA”) (19 U.S. C. 2501, et seq.). Supplier agrees to provide TAA certifications and related information applicable to the Products via McKesson Corporation’s Trade Agreements Act certification portal as established and maintained by McKesson or in another manner mutually agreed to by Provider and Supplier. If Supplier is not the actual manufacturer of a particular Product, Supplier certifies that it has appropriate information on file from the manufacturer of the Product to support the TAA certification provided to Provider.

14.16

Country of Origin. Supplier also certifies that in conformance with applicable regulations issued by U.S. Customs and Border Protection, Supplier will take reasonable efforts to mark imported Products with a country of origin marking (“Made in [Country]”), in conformance with applicable regulations. Supplier certifies that it endeavors to mark finished Products in conformance with guidance issued and policy statements made by the U.S. Federal Trade Commission to the extent such markings are made on such Products.

14.17

DSCSA Compliance. Each Party will comply in all material respects with the DSCSA and any FDA regulations and guidance issued pursuant to the DSCSA, in effect during the Term, including, but not limited to, providing, as applicable, all documents and information legally required under the DSCSA and any FDA regulations and guidance issued pursuant to the DSCSA which may include, without limitation, “Transaction Information”, “Transaction History”, and “Transaction Statement”, as those terms are defined in the DSCSA.

14.18

If applicable to Supplier, Supplier represents by execution of this Agreement that its representations of its size and socioeconomic status made in the System for Award Management (“SAM”), available at www.sam.gov, and/or written representations (“self-certification”) provided to Provider are current, accurate, and complete as of the Effective Date of this Agreement.

[Signatures on Next Page]

IN WITNESS WHEREOF, Supplier and Provider have caused this instrument to be executed by their duly authorized employees, as of the day and Year first above written.

PROVIDER	SUPPLIER

McKesson Specialty Care Distribution LLC	Theratechnologies Inc.

By: /s/ Chris Armstrong	By: /s/ John Leasure

Name: Chris Armstrong	Name: John Leasure

Title: VPGM	Title: Global Commercial Officer

Date: May 21, 2024	Date: May 24, 2024

Theratechnologies Inc.

By: /s/ Paul Lévesque

Name: Paul Lévesque

Title: CEO

Date: 29 May 2024

EXHIBIT A: [REDACTED: PRODUCTS]

EXHIBIT B: NOT USED

EXHIBIT C: [REDACTED: FEES AND PRICES]

EXHIBIT D: [REDACTED: PROVIDER’S RETURNED GOODS POLICY]

EXHIBIT D-1: [REDACTED: SUPPLIER’S RETURNED GOODS POLICY]

EXHIBIT E: [REDACTED: PACKING AND SHIPPING REQUIREMENTS]

EXHIBIT F: [REDACTED: CHARGEBACK PROCESSING PROTOCOL]

EXHIBIT G: NOT USED.

EXHIBIT H: [REDACTED: PROVIDER’S DISTRIBUTION CENTERS]